Exhibit 99.23

CONSENT OF T. CIUCULESCU

The undersigned hereby consents to the use of their reports titled "Technical Report on the Cote Gold Project, Ontario, Canada" with an effective date of June 30, 2022 and dated August 12, 2022 and "Boto Optimization Study" dated February 10, 2020, effective December 31, 2019, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Tudorel Ciuculescu"

_________________________
By: Tudorel Ciuculescu, M.Sc., P.Geo
(SLR Consulting (Canada) Ltd.)

Dated: March 27, 2023